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RAO*
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8- 65958

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Custom Equity Research, Inc. D/B/A Summer Street Research Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Sussman (603) 434-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tiedemann & Associates, PC
(Name – *if individual, state last, first, middle name*)

65 Walnut Street (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Alfred J. Sollami, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Custom Equity Research, Inc. dba Summer Street Research Partners, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK C. DEAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 4/23/2010

Signature

President CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Custom Equity Research, Inc. dba Summer Street Research

Statement of Financial Condition

December 31, 2007

Tiedemann & Associates, P.C.

Tiedemann & Associates, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors of
Custom Equity Research, Inc. dba Summer Street Research Partners

We have audited the accompanying statement of financial condition of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 (United States). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The information contained in the supporting schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Tiedemann & Associates, P.C. (signature)

Wellesley Hills, Massachusetts
February 28, 2008

65 Walnut Street • Wellesley Hills, MA 02481 • Telephone 781-235-1099 • Fax 781-235-7449

Custom Equity Research, Inc. dba Summer Street Research Partners
Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and cash equivalents	$	104,670
Deposits with clearing organization		1,005,773
Commissions receivable		95,950
Securities purchased, at market value		448,056
Cash restricted		27,191
Other trade receivables		15,530
Advances to employees		106,988
Furniture, equipment, and leasehold improvements, net of depreciation		185,706
Security deposits		56,040
Prepaid expenses		44,177
Goodwill		5,000
TOTAL ASSETS	$	2,095,081
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at market value	$	173,420
Accrued payroll		909,571
Accounts payable and accrued expenses		283,083
Deferred rent payable		52,242
Total Liabilities		1,418,316
Stockholders' Equity		
Common Stock, Class A authorized 2,000 shares 700 shares issued and outstanding		900,000
Retained Earnings		(223,235)
Total Stockholders' Equity		676,765
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,095,081

Custom Equity Research, Inc. dba Summer Street Research Partners
Notes to Financial Statements
December 31, 2007

The Company is registered with the Securities and Exchange Commission as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through another broker/dealer. On September 28, 2006, the Company acquired all of the common stock of Medical Consulting Referral, Inc. (MCRI) for the purpose of consolidating their operation with the Company's. After acquisition, all MCRI operating activities were recorded through the Company as an operating division. Since acquisition, MCRI no longer maintains any business activities as a separate corporation and therefore has no assets, liabilities or transactions to consolidate on these financial statements. The Company maintains offices in Boston, Massachusetts, New York, New York, San Francisco, California and Princeton, New Jersey.

1. *Significant Accounting Policies*

Securities Transactions and Commissions
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Marketable securities are valued at market value. At December 31, 2007, the Company had sold marketable securities that had not yet been purchased.

Research Income
The Company generates research reports to various institutions. Although the reports are issued without obligation, certain institutions will pay the Company for the research in amounts that the institution deems appropriate.

Deposits with Clearing Organization
The Company is required to maintain at least $200,000 in cash, securities, or a combination of both at all times in accounts at the clearing broker. All Company proprietary accounts are available to meet the deposit requirement.

Advances to Employees
Certain advances against commissions have been advanced to employees in anticipation of their continued employment and generation of commission revenue. The advances are not collateralized and may be forgiven at some future date upon reaching specified productivity goals.

Depreciation and Amortization
Furniture and equipment are recorded at cost and depreciated on a straight-line basis over five years, the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining lease term.

Taxes
Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provide that, in lieu of federal and certain state corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income.

The Company reports under the provisions of Statement of Financial Standards No. 109, "Accounting for Income Taxes"(SFAS 109), which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred taxes have been provided as a result of certain state tax provisions.

1. *Significant Accounting Policies (continued)*

Concentration of Credit Risk
The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Goldman Sachs. Statement of Financial Accounting Standards No. 105 identifies these items as concentrations of credit risk requiring disclosure, regardless of the degree of risk. The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Goldman Sachs are credited to the Company's account at settlement date.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Accordingly, actual results could differ from those estimates.

2. Furniture, Equipment and Leasehold Improvements

At December 31, 2007, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Equipment	$ 232,910
Leasehold Improvements	165,393
	$ 398,303
Less: Accumulated Depreciation and Amortization	(212,597)
	$ 185,706

3 Cash Restricted

In connection with the Company's sublease of office space in San Francisco, an Irrevocable Standby Letter of Credit for $25,827 expiring June 19, 2007 was issued by Citizens Bank for the benefit of the sub-landlord in lieu of a security deposit. Cash of $25,827 was placed in a segregated account in accordance with the letter of credit terms. In June 2007, the Letter of Credit, along with the restricted cash balance, will be extended until October 31, 2008 at a reduced amount of $17,218 if the sub-tenant has met all of the obligations under the sublease.

4. Investment in Subsidiary – Goodwill

On September 28, 2006, the Company acquired all of the outstanding stock of Medical Consulting Referral, Inc. ("MCRI") for $5,000. At the date of acquisition, MCRI had no assets or liabilities. The purchase price is carried as Goodwill and, as a going concern providing access to various medical professionals for research analysis, the Goodwill carried has not been impaired as of the balance sheet date. There were no inter-company transactions recorded after the date of acquisition.

5. Income Taxes

During 2007, the Company, using the cash method for income tax purposes, recognized taxable income that will be allocated to the shareholders of the Company. The Company is subject to Massachusetts corporate excise tax on net worth and income as well as New York state, New York City and California corporate franchise taxes. For the year, the Company has incurred a tax of $21,397.

6. Common Stock

The Company has authorized three different classes of stock, but only one class is issued and outstanding. The only class issued and outstanding is Class A Common Stock. Of 2,000 authorized shares, 700 shares are issued and outstanding. Aggregate capital contributions from these three shareholders are $900,000. Dividends of $90,911 were paid during the year.

On December 7, 2007, the Company agreed to issue restricted common stock to an employee valued at $75,000. At December 31, 2007, these shares have not yet been issued.

7. Commitments

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The lease for the office space requires minimum annual rental payments plus increases for operating cost escalation. Rent expense includes amounts adjusted to recognize lease escalation provisions on a straight-line basis over the lease term. Rent expense recognized in the accompanying Statement of Income was less than actual cash expended by $13,716, which reduced Deferred Rent Payable shown on the accompanying Statement of Financial Condition. Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2008	$ 285,985
2009	199,200
2010	199,200
2011	66,400
	$ 750,785

8. Subsequent Event

On December 31, 2007, a joint written consent of the board of directors and stockholders agreed to restructure its equity to permit the issuance of restricted non-voting stock to employees. This amendment exchanges the current Class A Common Stock for new Voting Common Stock on a one-for-one basis. The Company will be authorized to issue up to 10,000 shares of Voting Common Stock. In addition, this joint consent ratified a new 2008 Incentive Compensation Plan which authorizes the issuance of up to 10,000 shares of Non-voting Common Stock under either restricted stock or incentive stock option awards. The joint written consent also ratified the issuance of 49.44 shares of restricted stock to current employees. At February 28, 2008, these shares have not yet been issued.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a securities broker, the Company executes and settles various securities transactions for its own account, for individual customers and with other brokers (counterparties). In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. These activities may expose the Company to off-balance sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations and the Company is required to buy or sell securities at prevailing market prices. The Company controls the above risk through a variety of reporting and control procedures.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $120,422, which was $20,422 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 10.4 to 1.

11. Reserve Requirement Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(B) as all transactions with and for customers are cleared by other brokers on a fully disclosed basis.

Custom Equity Research, Inc. dba Summer Street Research Partners
Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Schedule I

Stockholders' Equity per Statement of Financial Condition	$	676,765
Less: non-allowable assets		
Other trade receivables		(15,530)
Restricted Cash		(27,191)
Advances to employees		(106,988)
Furniture, equipment, and leasehold improvements		(185,706)
Security deposits		(56,040)
Prepaid expenses and Goodwill		(49,177)
Non-allowable Assets		(440,632)
Net capital before haircuts on securities positions		236,133
Haircuts on securities - marketable equity securities - long		(67,208)
Undue concentration		(39,291)
Excess haircut on short positions in excess of 25% of long value		(9,211)
Net Capital	$	120,422
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	285,090
Deferred rent payable		52,242
Accrued compensation, employee benefits and payroll taxes		909,571
Aggregate Indebtedness	$	1,246,903
Minimum Net Capital Required	$	100,000
Excess Net Capital	$	20,422
Ratio of Aggregate Indebtedness to Net Capital		10.4 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Part II FOCUS Report	$	164,200
Additional accrued expenses and payroll		(25,170)
Taxes accrued		(8,383)
Additional undue concentration charges		(10,225)
Net Capital Per Above	$	120,422

See accompanying notes to financial statements.

Tiedemann & Associates, P.C.
Certified Public Accountants

To the Board of Directors of
Custom Equity Research, Inc. dba Summer Street Research Partners

In planning and performing our audit of the financial statements of Custom Equity Research, Inc. dba Summer Street Research Partners (the Company), for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debit) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

65 Walnut Street • Wellesley Hills, MA 02481 • Telephone 781-235-1099 • Fax 781-235-7449

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wellesley Hills, Massachusetts
February 28, 2008

END